January 23, 1997


FOR  IMMEDIATE  RELEASE

For Information Contact:
Willamette Valley Vineyards
Kevin Chambers, 800-344-9463
Tualatin Vineyards
Bill Fuller, 503-357-5005


PORTLAND, OR -- Two of Oregon's prominent wineries have agreed to merge, forming what will be, based on sales, the largest vineyard and winery operation in the state. When the merger is complete, Tualatin Vineyards, Inc. of Forest Grove will become part of Willamette Valley Vineyards, Inc. headquartered near Salem.

Tualatin Vineyards' principals and most employees will remain with the merged company. "Willamette Valley Vineyards represents the kind of opportunity we have been seeking," said Bill Malkmus, president of Tualatin Vineyards. "They will continue to build the brand and invest in the growth of the company. We are happy to see what we created go forward and thrive."

At a joint announcement of the merger, Bill Fuller, Tualatin Vineyards winemaker and general manager, said "This move represents an important milestone in the growth of the Oregon wine industry." Kevin Chambers, vice president and general manager of Willamette Valley Vineyards said "This is a great move for both of us. Tualatin gets an energy infusion and we gain additional vineyards and productive capacity to help us meet the soaring demand for high-quality Oregon wines."

Established in 1973, Tualatin was one of Oregon's early wine pioneers and quickly earned international acclaim for its excellent Pinot noir, Chardonnay and other wines. Its vineyard and winery are located near Highway 47 between Forest Grove and Banks.

Willamette Valley Vineyards is Oregon's only publicly-held winery, with more than 5,000 shareholders, mostly from within Oregon. Its first harvest was in 1989 at the landmark facility next to Interstate 5 just south of Salem.

The two wineries produced about 100,000 cases of wine in 1996. Currently, Tualatin Vineyards' best-selling wines are its White Riesling, Chardonnay and Pinot noir. The most popular Willamette Valley Vineyards wines are its Pinot noir, Pinot gris and White Riesling. Tualatin Vineyards and Willamette Valley Vineyards wines are marketed nationally and internationally.

"We will sustain the Tualatin brand, but make some packaging changes," Chambers said. "Over the next two years, we plan to plant as much as 70 acres of new vineyard on the Tualatin property. We may also build a new winery at the site to process primarily red wines."

Fuller has witnessed the tremendous growth in popularity of Oregon wines. "In 1973, Oregon had only seven wineries and less than 200 acres of wine grapes," said Fuller. "Today there are 122 wineries and nearly 8000 acres of wine grapes. Oregon's wine industry has grown from these modest beginnings because of quality. Oregon wines, particularly Pinot noir, are now sought after in every corner of the globe. What we believed in 1973 has been confirmed:
Oregon is the last great wine frontier."

Under the terms of a letter of intent between the parties, Willamette Valley Vineyards will acquire 100 percent of the outstanding stock of Tualatin Vineyards, Inc., for a purchase price of $1,824,000, plus Tualatin Vineyards' current assets, less Tualatin Vineyards' current and long-term liabilities as reflected in its audited balance sheet as of November 30, 1996, and any subsequent unaudited balance sheet as of the closing date. Willamette Valley Vineyards will pay 35 percent of the purchase price in cash and the balance will be paid through the issuance of common stock in Willamette Valley Vineyards. The transaction is subject to the negotiation and execution of a definitive agreement and is conditioned upon the satisfactory completion of due diligence, receipt of approval from regulatory bodies to the transfer of all necessary licenses, and Willamette Valley Vineyards' completion of financing arrangements on terms and conditions acceptable to the company. The parties anticipate that the closing will occur during the first quarter of 1997.

This press release contains forward-looking statements which are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, but not limited to, the factors detailed in Willamette Valley Vineyards' Securities and Exchange Commission filings. The forward-looking statements should be considered in light of these risks and uncertainties.

Willamette Valley Vineyards, Inc. Stock is traded on the NASDAQ small-cap index under the symbol WVVI.











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